REXAM

04045303

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

SEC MAIL PROCESSING RECEIVED OCT 04 2004 WASH. D.C. 185 SECTION

28 September 2004

FILE NO. 82-3

SUPPL

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

Jennifer Smith
Assistant Company Secretary

dw 10/5

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REGISTERED IN ENGLAND NUMBER 191285

Rexam acquires Mexican beverage can business

Rexam, the global consumer packaging group and the world's leading beverage can supplier, announces that it has reached agreement to acquire the 50% shareholding it does not own in the Mexican beverage can business, Vitro-American National Can SA de CV (VanCan), from its joint venture partner, Vitro SA de CV. The consideration, on a debt and cash free basis, is US$26.5m, subject to adjustment.

In 2003, VanCan had sales of US$70m, of which US$35m was reported in the Rexam 2003 results under turnover of associates.

VanCan has one plant located in Querétaro near Mexico City. It started as a green field site in 1995 and is now a major supplier to the Mexican beverage market. The plant has two production lines and employs approximately 140 people. VanCan will continue to be part of the Rexam Beverage Can Americas operation which has 25 plants in North and South America.

Commenting on the acquisition, Stefan Angwald, Rexam's Chief Executive, said: "This deal represents another step in our commitment to extend our position in growing markets and to deliver increased value for customers."

27 September 2004

Enquiries
Graham Chipchase, Finance Director
Andrew Mills, Group Communications Director +44 20 7227 4100

Financial Dynamics
Richard Mountain 020 7269 7291